


07007108

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-06 (MM/DD/YY) AND ENDING 06-30-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED SECURITY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 BISCAYNE BLVD #950
(No. and Street)

MIAMI, FLORIDA 33137
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN L HALPRYN 305 573-4112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FISKE & COMPANY CPA
(Name – *if individual, state last, first, middle name*)

1000 S PINE ISLAND RD #440, PLANTATION, FLORIDA 33324
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GLENN L HALPRYN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED SECURITY CORPORATION, as of JUNE 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARLENE CABRERA
MY COMMISSION # DD 533448
EXPIRES: July 12, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Security Corporation
Financial Statements, Supplemental Information
and
Independent Auditors' Report
Year Ended June 30, 2007

United Security Corporation

Index

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information:	
Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1	9
Reconciliation of Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1 to Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	10
Computation for Determination of Reserve Requirement Pursuant to Rule 15c 3-3	10
Subordinated Liabilities	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	11-12



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

Stockholders and Directors
United Security Corporation
Miami, Florida

We have audited the accompanying statement of financial condition of United Security Corporation as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Security Corporation at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fiske & Company

Fiske & Company
Plantation, Florida
August 20, 2007

United Security Corporation
Statement of Financial Condition
June 30, 2007

Assets

Cash and cash equivalents	$	7,776
Prepaid expenses		342
Total assets	$	8,118

Liabilities and Stockholders' Equity

Aggregate indebtedness:		
Accounts payable	$	127
Stockholders' equity:		
Common stock, $1 par value; 188 shares authorized; issued and outstanding		188
Additional paid-in capital		164,862
Accumulated deficit		(157,059)
Total stockholders' equity		7,991
Total liabilities and stockholders' equity	$	8,118

The accompanying notes are an integral part of these financial statements.

United Security Corporation
Statement of Operations
For the Year Ended June 30, 2007

Commission income	$ 3,705
Administrative and general expenses	17,112
Net loss	$ (13,407)

The accompanying notes are an integral part of these financial statements.

United Security Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2007

	Common Stock	Additional paid-in capital	Accumulated deficit	Total
Balance, June 30, 2005	$ 188	$ 151,362	$ (143,652)	$ 7,898
Capital contribution	-	13,500	-	13,500
Net loss	-	-	(13,407)	(13,407)
Balance, June 30, 2006	$ 188	$ 164,862	$ (157,059)	$ 7,991

The accompanying notes are an integral part of these financial statements.

United Security Corporation
Statement of Cash Flows
For the Year Ended June 30, 2007

Cash flows from operating activities:	
Net loss	$ (13,407)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	514
Decrease in accounts payable	(51)
Net cash used in operating activities	(12,944)
Cash flows from financing activities:	
Capital contribution	13,500
Net cash provided by financing activities	13,500
Net decrease in cash and cash equivalents	556
Cash and cash equivalents, June 30, 2006	7,220
Cash and cash equivalents, June 30, 2007	$ 7,776

Non cash investing and financing activities:

In 2006 two stockholders surrendered there entire ownership interest in the Company with no consideration paid.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company is a Florida corporation.

NET CAPITAL

The Company is subject to the uniform "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's minimum net capital and "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At June 30, 2007, the Company's "Net Capital" was $7,649 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 2%.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - INCOME TAXES

The Company has a net deferred tax asset resulting from Federal and State net operating loss carry forwards. The deferred tax assets and the valuation allowance are as follows:

Federal deferred tax asset	$10,900
State deferred tax asset	4,400
Valuation allowance	(15,300)
	$ -0-

The valuation allowance decreased $700 in 2007.

NOTE 2 - INCOME TAXES (Continued)

The Company has net operating loss carry forwards of approximately $109,610 which are available to offset future taxable income. The carry forwards will expire as follows:

Year	Amount
2008	$8,730
2009	2,230
2012	11,850
2013	6,830
2014	11,910
2015	6,360
2016	4,770
2017	8,870
2018	7,970
2019	5,740
2020	8,950
2021	12,000
2022	13,400
	$109,610

NOTE 3 - CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

United Security Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2007

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	7,991
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		7,991
Non-allowable assets		(342)
Net capital before haircuts on securities positions		7,649
Haircuts on securities		-
Net capital	$	7,649
Aggregate Indebtedness		
Due To Client	$	127
Total Aggregate Indebtedness	$	127
Computation of basic net capital requirement		
Minimum net capital requirement at 1,500 percent	$	8
Net capital requirement per agreement with NASD	$	5,000
Excess net capital	$	2,649
Excess net capital at 1,500 percent	$	7,641
Excess net capital at 1,000 percent	$	7,636
Ratio of aggregate indebtedness to net capital		2%

See the accompanying independent auditors' report

United Security Corporation
Supplementary Information (continued)
June 30, 2007

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company will be exempt under Section (k)(2)(b) of the rule. All customer transactions will be cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at June 30, 2007, are as follows:

Balance, beginning of period	$ -
Increases	-
Decreases	-
Balance, end of period	$ -

SIPC SUPPLEMENTAL REPORTS

The Company is not required to file a SIPC Supplemental Report pursuant to Rule 17A-5(e)(4) since its gross revenue is less than $500,000.

See the accompanying independent auditors' report



Supplementary Information



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
United Security Corporation
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of United Security Corporation (The Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

The Royal Palm Building
1000 S. Pine Island Road, Suite 440 • Plantation, Florida 33324-3904
(954) 236-8600 • Facsimile (954) 236-8603
Website: http://www.fiskeco.com • Email: fiske@fiskeco.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fiske & Company

Fiske & Company
Plantation, Florida
August 20, 2006

END